UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Standard & Poor’s changed Coca-Cola FEMSA’s credit rating, following Mexico’s sovereign rating downgrade

Mexico City, Mexico – March 30, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”) announces that as a result of Standard and Poor’s (“S&P”) actions on the sovereign ratings of Mexico, S&P has lowered the global scale credit rating on Coca-Cola FEMSA from A- to BBB+ with a negative outlook.

S&P’s methodology limits the Company’s credit rating to be one-notch above the sovereign foreign currency rating, therefore this change is not related to the Company’s financial position. As such, S&P’s 'A-' stand-alone credit profile for KOF remains unchanged because, in S&P’s view, the company is well positioned to absorb negative shocks related to the pandemic caused by the Covid-19 outbreak. S&P highlighted the Company’s safe and sound finances, strong business position, manageable leverage, robust cash position and geographic diversification. Finally, the negative outlook reflects a potential one-notch downgrade in case of a potential downgrade to Mexico’s sovereign rating.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Bryan Carlson | bryan.carlson@kof.com.mx
  Maite Vilchis | maite.vilchis@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: March 30, 2020